                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------


                                 SCHEDULE TO I/A


                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        --------------------------------

                              TB WOOD'S CORPORATION
                       (Name of Subject Company (Issuer))

                         TB WOOD'S CORPORATION (Issuer)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    872226105
                      (CUSIP Number of Class of Securities)

                              Thomas F. Tatarczuch
                              TB Wood's Corporation
                             440 North Fifth Avenue
                             Chambersburg, PA 17201
                                 (717) 267-2900

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                     Dechert
                                2 Serjeants' Inn
                                 London EC4Y 1LT
                                 United Kingdom
                               +44 (0)20 7583 5353
                        --------------------------------

                            CALCULATION OF FILING FEE

------------------------------------------- ------------------------------------
            Transaction valuation*                 Amount of filing fee
                  $1,725,000                               $345
------------------------------------------- ------------------------------------

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 150,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $11.50 per share in cash.

         [   ]   Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:         $345

                  Form or Registration No.:       Schedule TO
                  Filing Party:                   TB Woods

                  Date Filed:                     June 29, 2001

         [   ]   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[   ]    third-party tender offer subject to Rule 14d-1.

[ X ]    issuer tender offer subject to Rule 13e-4.

[   ]    going-private transaction subject to Rule 13e-3.

[   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [   ]

                                   SCHEDULE TO


This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 29, 2001 (the "Schedule TO") by TB Wood's Corporation, a Delaware corporation, relating to the purchase of 150,000 shares of its common stock, par value $.01 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. TB Wood's is offering to purchase these shares at a price not greater than $11.50 per share nor less than $8.50 per share in cash, without interest, as determined by TB Wood's based upon the sale prices specified by stockholders tendering their shares. TB Wood's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2001, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the offer.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.


Item 1 Summary Term Sheet.

The Summary Term Sheet paragraph titled "What is the Purchase Price" is amended and restated as follows:

WHAT IS THE PURCHASE PRICE?

               The price range for our offer is $8.50 to $11.50 per share. We are conducting our offer through a procedure commonly called a "modified Dutch auction." This procedure allows you to choose a price within this price range at which you are willing to sell your shares. We will then look at the prices chosen by stockholders for all of the shares properly tendered and will select the lowest price that will enable us to buy 150,000 shares. If a lesser number of shares is tendered, we will select the price that will enable us to buy all shares that were properly tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price we select in accordance with these procedures.

               If you wish to maximize the chance that your shares will be purchased, you should check the box next to "Shares Tendered at a Price Determined Pursuant to Our Offer" in the section of the letter of transmittal called "Price at Which You Are Tendering." You should understand that this election could result in your shares, as well as all shares purchased pursuant to our offer, being purchased at the minimum price of $8.50 per share and, in general, may have the effect of decreasing the price of the Shares purchased in the Offer. See Section 1.

Item 4 Terms of the Transaction.

         (a) The paragraph titled "The TB Wood's Tender Offer -- 3. Procedures for Tendering Shares" is hereby amended and restated, in part, as follows:

         In accordance with Instruction 5 of the letter of transmittal, if you want to tender your shares you must properly complete the pricing section of the letter of transmittal, which is called "Price at Which You are Tendering."

         If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the letter of transmittal next to "Shares Tendered at a Price Determined Pursuant to Our Offer." This means that you will accept the purchase price selected by us in accordance with the terms of our offer. Note that this election could result in your shares, as well as all shares purchased pursuant to our Offer, being purchased at the minimum price of $8.50 per share and, in general, may have the effect of decreasing the price of shares purchased in the Offer.

         (b) The Paragraph titled "The TB Wood's Tender Offer -- 5. Purchase of Shares and Payment of Purchase Price" is hereby amended and restated, in part, as follows:

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

         Upon the terms and subject to the conditions of our offer, promptly following the expiration date we will:

         - determine the purchase price that we will pay for shares properly tendered and not properly withdrawn under our offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and

         - accept for payment and pay for, and thereby purchase, shares validly tendered at or below the purchase price and not propertly withdrawn.

         For purposes of our offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the conditional tender and proration provisions of our offer, only when, as and if we give oral or written notice to the depositary of our acceptance of shares for payment under our offer.

         Upon the terms and subject to the conditions of our offer, promptly after the expiration date, we will purchase and pay a single per share purchase price for shares accepted for payment under our offer. In all cases, payment for shares tendered and accepted for payment pursuant to our offer will be made only after timely receipt by the depositary of:

         - certificates for shares or a timely confirmation of a book-entry transfer of those shares into the depositary's account at the book-entry transfer facility,

         - a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) or an agent's message in the case of a book-entry transfer, and

         -   any other documents required by the letter of transmittal.

         (c) The paragraph titled "The TB Wood's Tender Offer -- 7. Conditions of our Offer" is hereby amended and restated, in part, as follows:

7. CONDITIONS OF OUR OFFER.

         Notwithstanding any other provisions of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 13e-4(f) under the Securities Exchange Act of 1934 (relating to a purchaser's obligation to pay for or return tendered shares promptly after termination or withdrawal of an offer to purchase) purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered (subject to the restriction referred to above), if at any time on or after June 29, 2001 and prior to expiration of our offer, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2001                    TB WOOD'S CORPORATION


                                        By: /s/ Michael L. Hurt
                                            -----------------------------------
                                        Name: Michael L. Hurt
                                        Title: President